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                             May 5, 2021

       Mark L. Kay
       Chief Executive Officer
       StrikeForce Technologies Inc.
       1090 King Georges Post Road, Suite 603
       Edison, NJ 08837

                                                        Re: StrikeForce
Technologies Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed April 26,
2021
                                                            File No. 024-11512

       Dear Mr. Kay:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal
       Branch Chief, at (202) 551-3453 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology